EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

June 19, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Folake Ayoola

Re:	Twelve Seas Investment Company (the "Company") Registration Statement on Form S-1 (File No. 333-225352) (the "Registration Statement")

Dear Ms. Ayoola:

In connection with the Registration Statement on Form S-1 of Twelve Seas Investment Company, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:30 p.m. on Tuesday, June 19, 2018 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO